Exhibit (a)(5)(iv)

Offer to Purchase for Cash

by

Charter Financial Corporation

of

Up to 1,000,000 Shares of its Common Stock

at a Purchase Price not greater than $52.00

nor less than $43.00 per Share

THE TENDER OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON WEDNESDAY, DECEMBER 20, 2006, UNLESS THE TENDER OFFER IS EXTENDED.

November 21, 2006

To Participants in the CharterBank 401(k) Plan with Investments in shares of Charter Financial Corporation common stock:

Charter Financial Corporation (“Charter”) has announced an offer to purchase up to 1,000,000 shares of its common stock, $0.01 par value per share, at a price of not greater than $52.00 nor less than $43.00 per share, net to the seller in cash, without interest. The tender offer is being made pursuant to the Offer to Purchase and the related Letter of Transmittal, which are enclosed. As a participant in the CharterBank 401(k) Plan (“401(k) Plan”) with investments in shares of Charter common stock, you may tender shares that are held in your 401(k) Plan account at held by Pension and Benefit Trust Company (“Trustee”).

If you do not wish to tender any portion of the shares in your 401(k) Plan account, you do not need to take any action. If you would like to tender some or all of the shares held in your 401(k) Plan account in response to this tender offer, you must follow the instructions set forth below.

The Tender Offer. Charter will select the lowest purchase price that will allow it to buy 1,000,000 shares or, if a lesser number of shares are properly tendered, all shares that are properly tendered and not withdrawn. Charter will pay the same price for all shares purchased in the tender offer. All shares properly tendered at prices at or below the purchase price and not properly withdrawn will be purchased, subject to the conditions of the tender offer and the “small lot” priority and proration provisions described in the Offer to Purchase. If more than the number of shares Charter seeks are properly tendered, Charter will not purchase all of the shares tendered because of proration. Shares tendered at prices in excess of the purchase price that is determined by Charter and shares not purchased because of proration will be returned promptly following the expiration of the tender offer. Charter’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer.

Charter reserves the right, in its sole discretion, to purchase more than 1,000,000 shares pursuant to the tender offer, subject to compliance with applicable law.

Because the terms and conditions of the Letter of Transmittal will govern the tender of the shares held in accounts under the 401(k) Plan, you should read the Letter of Transmittal carefully. The Letter of Transmittal, however, is furnished to you for your information only and cannot be used by you to tender shares that are held in your 401(k) Plan account. You must use the attached Instruction Form to properly instruct the Trustee to tender shares that are held in your 401(k) Plan account. You should also read the Offer to Purchase carefully before making any decision regarding the tender offer.

Tendering Shares. To instruct the Trustee to tender any or all of the shares held in your 401(k) Plan account, you must complete the Instruction Form set forth below and return it to the Trustee.

Please note the following:

1. We have been advised that if the Trustee has not received your Instruction Form at least three business days before the expiration of the tender offer, the Trustee will not tender any shares held in your 401(k) Plan account. The tender offer, proration period and withdrawal rights will expire at 5:00 p.m. New York City time, on Wednesday, December 20, 2006, unless the expiration date of the tender offer is extended. Consequently, your Instruction Form must be received by the Trustee no later than 5:00 p.m. New York City time on Friday December 15, 2006, unless the tender offer is extended by Charter.

2. Shares held in your 401(k) Plan account may be tendered at prices not greater than $52.00 nor less than $43.00 per share.

3. The tender offer is for up to 1,000,000 shares, constituting approximately 5.0% of the outstanding shares of Charter common stock as of November 16, 2006. The tender offer is not conditioned on any minimum number of shares being tendered. The tender offer is, however, subject to other conditions described in the Offer to Purchase.

4. Charter’s Board of Directors has approved the making of the tender offer. However, neither Charter nor Charter’s Board of Directors nor the Trustee is making any recommendation whether you should tender or refrain from tendering your shares or at what purchase price you should choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them. The portion of the 401(k) Plan over which you will have the right to tender is the number of shares allocated to your account under the 401(k) Plan. You, and not Charter or the Trustee, will be responsible for the consequences of the tender directions that you give. Charter’s directors and executive officers have informed Charter that they intend to tender an aggregate of 28,000 shares in the tender offer. If you do not direct the Trustee how to tender your shares, the Trustee will, to the extent consistent with its fiduciary duties, not tender the shares allocated to your account.

5. Tendering stockholders will not be obligated to pay any brokerage fees or commissions or solicitation fees to tender their shares. Except as described in the Letter of Transmittal, tendering stockholders will not be obligated to pay any stock transfer taxes on the transfer of shares pursuant to the tender offer.

6. As more fully described in the Offer to Purchase, tenders will be deemed irrevocable unless timely withdrawn. If you instruct the Trustee to tender the shares held in your 401(k) Plan account, and you subsequently decide to change your instructions or withdraw your tender of shares, you may do so by submitting a new Instruction Form. However, the new Instruction Form will be effective only if it is received by the Trustee at the address listed below, on or before 5:00 p.m. New York City time on Friday, December 15, 2006, three business days before the expiration of the tender offer. The tender offer is scheduled to expire at 5:00 p.m. New York City time on Wednesday, December 20, 2006. Upon receipt of a timely submitted, new Instruction Form, your previous Instruction Form to tender the shares will be deemed canceled. If your new Instruction Form directed the Trustee to withdraw from tender the shares held in your 401(k) Plan account, you may later re-tender those shares by submitting a new Instruction Form so long as it is received by the Trustee on or before three business days before the expiration of the tender offer.

Unless you direct the Trustee on the attached Instruction Form to tender the shares held in your 401(k) Plan account, no shares will be tendered.

If you wish to tender your shares, complete the Information Form and return it using one of the method options below:

(1). Via Human Resources- Enclose your tender offer in the envelope provided. Seal the envelope and place it in interoffice mail. The envelope is pre-addressed to Human Resources in the CCC. Human Resources will not open your envelope. All envelopes will be forward to our Trustee for tallying.

(2). Via the Trustee at one of the addresses or the fax number below:

By Mail:	By Facsimile:	By Hand Delivery:

Pension & Benefit Trust Company P.O. Box 268 Montgomery, AL 36101	334-241-0712 (Please forward originals via regular mail)	Pension & Benefit Trust Company 260 Commerce Street Third Floor Montgomery, AL 36104

If you have any questions, contact the Trustee at 334-264-6679 (Ruth Roper).

INSTRUCTION FORM

Name of Participant:
Account Number:
Social Security Number:
Daytime Telephone Number: ( )

Please indicate the number of shares you wish to tender from your account. Check only one box. If more than one box is checked or if no box is checked, the shares will not be properly tendered.

☐ Tender             shares.

☐ Tender all shares.

The method of delivery of this document is at the option and risk of the tendering stockholder. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to assure delivery.

PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES

ARE BEING TENDERED (SEE INSTRUCTION 5 TO THE LETTER OF TRANSMITTAL)

BOX A

Shares Tendered at Price Determined, by Stockholder

(See Instruction 5 to the Letter of Transmittal)

By checking one of the boxes below instead of the box under Box B, “Shares Tendered at Price Determined Under the Tender Offer,” I hereby tender shares at the price checked. This action could result in none of the shares being purchased if the purchase price determined by Charter for the shares is less than the price checked below. A stockholder who desires to tender shares at more than one price must complete a separate Letter of Transmittal for each price at which shares are tendered. The same shares cannot be tendered, unless previously properly withdrawn as provided in Section 8 of the Offer to Purchase, at more than one price.

Price (in Dollars) Per Share at Which Shares Are Being Tendered (check the appropriate box to indicate the tender price, not to be less than $43.00 and not to exceed $52.00).

☐$43.00	☐$43.25	☐$43.50	☐$43.75

☐$44.00	☐$44.25	☐$44.50	☐$44.75

☐$45.00	☐$45.25	☐$45.50	☐$45.75

☐$46.00	☐$46.25	☐$46.50	☐$46.75

☐$47.00	☐$47.25	☐$47.50	☐$47.75

☐$48.00	☐$48.25	☐$48.50	☐$48.75

☐$49.00	☐$49.25	☐$49.50	☐$49.75

☐$50.00	☐$50.25	☐$50.50	☐$50.75

☐$51.00	☐$51.25	☐$51.50	☐$51.75

☐$52.00

Check the appropriate box above or, alternatively, check the box below under Box B, “Shares Tendered at Prices Determined Under the Tender Offer.” Unless you check the box under Box B, if you do not check one and only one of the boxes above, you will not have validly tendered your shares.

OR

BOX B

Shares Tendered at Price Determined Under the Tender Offer (See Instruction 5 to the Letter of Transmittal)

☐

I want to maximize the chance of having Charter accept for purchase all of the shares that I am tendering (subject to the possibility of proration). Accordingly, by checking this box instead of one of the boxes in Box A, I hereby tender shares at, and am willing to accept, the purchase price determined by Charter in accordance with the terms of the tender offer. This action could result in receiving a price per share as low as $43.00.

YOU WILL NOT HAVE VALIDLY TENDERED YOUR SHARES UNLESS

YOU COMPLETE ONE AND ONLY ONE OF BOX A OR BOX B

Signature:	Dated: , 2006